Run Date: 2004/Oct/19   MINFILE / www
Run Time: 11:50 AM   **MASTER REPORT**
                                        GEOLOGICAL SURVEY BRANCH
                                        MINISTRY OF ENERGY & MINES

MINFILE Number: **093H   040**   National Mineral Inventory:

Name(s): **PETERS CREEK,** CAMPBELL CREEK, BASFORD CREEK, MATHER, VENTURE, CARRUTHERS CREEK

Status: Past Producer   Open PitUnderground   Mining Division: Cariboo
Regions: British Columbia
NTS Map: 093H04W (NAD 83)   UTM Zone: 10 (NAD 83)
Latitude: 53 03 07 N   Northing: 5878668
Longitude: 121 50 58 W   Easting: 577120
Elevation: 1091 Metres
Location Accuracy: Within 500M
Comments: Mather shaft.

Commodities: Gold

MINERALS
Significant: Gold
Mineralization Age: Unknown

DEPOSIT
Character: Unconsolidated
Classification: Placer   Residual
Type: [Surficial placers.]

HOST ROCK
 Dominant Host Rock: Sedimentary

Stratigraphic Age	Group	Formation	Igneous/Metamorphic/Other
Tertiary			Glacial/Fluvial Gravels

Lithology: Tertiary Gravel
           Clay
           Glacial Gravel

Host Rock Comments: Area mainly underlain by Snowshoe Group metasedimentary rocks.

GEOLOGICAL SETTING
Tectonic Belt: Omineca   Physiographic Area: Quesnel Highland
Terrane: Barkerville

CAPSULE GEOLOGY

Placer gold deposits of the Quesnel Highland region, including the former rich producers of the Barkerville camp, have accounted for a large proportion of British Columbia's alluvial gold production. With the exception of a few producers in the Wingdam area, which are underlain by Upper Triassic sediments correlative with the Nicola Group, almost all the deposits are underlain by the Upper Proterozoic to Lower Paleozoic Snowshoe Group. These rocks have been metamorph- osed to greenschist facies and are predominantly metasedimentary.

Placer gold deposits in the region are generally found in relatively young Pleistocene gravels. The morphology and mineral associations of the gold suggests that it was derived locally, the most obvious sources are the numerous auriferous veins in the Downey succession of the Snowshoe Group.

Placer gold has been recovered from several locations along Peters Creek including the tributaries of Campbell Creek, Bassford Creek and Carruthers Creek. The valley of Peters Creek is filled with surface stream gravels which are underlain in places by clay and in other places by glacial gravels. Gold has been produced from both surface gravels and bedrock gravels.

"Data from the Cariboo mining district indicate that supergene leaching of gold dispersed within massive sulphides by Tertiary deep weathering followed by Cenozoic erosion is the most likely explanation for the occurrence of coarse gold nuggets in Quaternary sediments" (Exploration in British Columbia 1989, page 147).

BIBLIOGRAPHY

EMPR AR 1876-1891-tables; 1878-373; 1887-256; 1888-292; 1901-955; 1902-104; 1905-53; 1908-42; 1909-45; 1910-43; 1911-49; 1921-113; 1922-120; 1924-115; 1939-108; 1942-87; 1945-126; 1946-200; 1950-200; 1952-238; 1953-178; 1954-170; 1958-79; 1960-123; 1961-132
EMPR EXPL 1989, pp. 147-169
EMPR BULL 28, pp. 22,29
EMPR FIELDWORK 1990, pp. 331-356; 1992, pp. 463-473
EMPR PF (Excerpt from report for D.D. Fraser re: Peters Creek, Collins Pacific Ltd., unknown date; Placer Mining Leases Peters Creek, Collins Pacific Ltd., 1948)
GSC MEM *149, pp. 177-181
GSC SUM RPT 1933, part A, p. 53
GSC MAP 1424A

| Date Coded: | 1985/07/24 | Coded By: | GSB | Field Check: | N |
| Date Revised: | 1989/02/24 | Revised By: | DGB | Field Check: | N |